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SECU 05036957 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3.10

SEC FILE NUMBER
8- 65427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellstone Securities, LLC

OFFICIAL USE ONLY
121559
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6030 Bethelview Rd., Suite 101
(No. and Street)

Cumming	GA	30350
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne Grant 678-513-7889, ext. 208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clemons, Robert N.
(Name – *if individual, state last, first, middle name*)

311-C South Woodland Blvd.	DeLand	FL	32720
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 179

PROCESSED MAR 15 2005 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Yvonne Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellstone Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp/CFO

Title

Notary Public

LAURA TEDBALL COMM. EXP. NOTARY PUBLIC 05-16-08 FULTON COUNTY, GA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT N. CLEMONS, CPA, PA
Federal ID# 04-3657573 Licensed in North Carolina, Georgia & Florida
310 South Clake Street • PO Box 1670 • DeLand, FL 32721-1670
(386)740-8578 • (386)740-8554 FAX • bob@RNCCPA.com

To The Sole Member of
Wellstone Securities, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Wellstone Securities, LLC as of December 31, 2004 & 2003 and the related statements of operations, changes in sole member's equity and cash flows for the year 2004 then ended and the period from commencement of operations (November, 2002) through December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellstone Securities, LLC as of December 31, 2004 and 2003 and the results of operations, changes in its member's equity and cash flows for the year 2004 and from commencement of operations (November, 2002) through December 31, 2003 then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Martin Clemons, CPA, PA

DeLand, Florida
February 9, 2005

Wellstone Securities, LLC
Statements of Financial Condition
December 31, 2004 & 2003

Assets	**2004**	**2003**
Cash & Cash Equivalents	$107,420	$12,226
Clearance Account	15,000	15,000
Accrued Commissions Receivable	35,254	40,067
Prepaid Expenses	3,580	9,230
Office Furnishings & Equipment, net of Accumulated Depreciation of $4,148 & $1,808	19,487	17,300
Total Assets	$180,741	$93,823
Liabilities		
Accounts & Commissions Payable	$38,548	$41,596
Payroll Taxes Payable	473	10,802
Total Liabilities	39,021	52,398
Equity		
Sole Member's Equity	141,720	41,425
Total Equity	141,720	41,425
Total Liabilites & Equity	$180,741	$93,823

See notes to financial statements.

Wellstone Securities, LLC
Statements of Operations & Changes in Sole Member's Equity
For the Year Ended December 31, 2004 & for the Period from Commencement of Operations (November 2002) through December 31, 2003

	Year Ended 12/31/2004	Period Ended 12/31/2003
Revenues		
Commissions & Services Earned	**$2,317,650**	**$2,019,946**
Expenses		
Commissions Expense	1,741,123	1,501,807
Payroll & Related Benefits & Taxes	303,343	451,715
Trading and Services Expenses	39,417	47,657
Occupancy Expenses	38,172	49,406
Other Operating Expenses	91,833	188,811
Interest Expense	1,126	1,327
Depreciation	2,340	1,808
Total Expenses	**2,217,355**	**2,242,532**
Net Income (Loss) before Income Taxes	100,295	(222,586)
Provision for Income Taxes	0	0
Net Income(Loss)	**$100,295**	**($222,586)**
Beginning Sole Member's Equity	41,425	0
Capital Contributed	0	264,011
Ending Sole Member's Equity	$141,720	$41,425

See notes to financial statements.

Wellstone Securities, LLC
Statements of Cash Flows
For the Year Ended December 31, 2004 & for the Period from Commencement of Operations (November 2002) through December 31, 2003

	Year Ending 2004	Period Ending 2003
Operations:		
Net Income (Loss)	$100,295	($222,586)
Add Expenses not requiring cash outlay:		
Depreciation	2,340	1,808
Expenses paid directly by Sole Member	0	10,548
Change in:		
Accrued Commissions Receivable	4,813	(40,067)
Prepaid Expenses	5,650	(9,230)
Accounts & Commissions Payable	(3,047)	41,596
Payroll Taxes Payable	(10,331)	10,802
Cash Flows Provided (Used) by Operations-	99,720	(207,129)
Investing:		
Purchase of Office Furnishings & Equipment	(4,527)	(19,108)
Clearing Deposit	0	(15,000)
Cash Flows Provided (Used) by Investing-	(4,527)	(34,108)
Financing:		
Capital Contributed	0	253,463
Cash Flows Provided (Used) by Financing-	0	253,463
Change in cash and cash equivalents	95,194	12,226
Cash in Bank, Beginning	12,226	0
Cash in Bank, Ending	$107,420	$12,226
Supplemental information-		
Interest paid	$1,126	$1,327
Income taxes paid	$0	$0
Noncash transactions-		
Expenses paid by Sole Member and recorded as Capital Contributed	$0	$10,548

See notes to financial statements.

WELLSTONE SECURITIES, LLC
Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Wellstone Securities, LLC (hereafter "Company") is a Georgia limited liability company formed April 2, 2002 and whose principal operations commenced in November, 2002. The company is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers (NASD) and is licensed to sell securities and investment services in 40 states. The Company is registered to sell equity and debt securities, retail mutual funds, municipal securities, variable life insurance, variable annuities, real estate syndications, tax shelters, and limited partnerships.

The Company also offers investment advisory services and private placement services. Substantially all of the Company's revenues are derived from the sale of such products and services by independent registered representatives under non-exclusive contracts. The Company is owned by the African American Church Growth Foundation, a Georgia not-for-profit organization which is exempt from income tax under Internal Revenue Service Code § 501(c)(3), although the Company is engaged in a taxable business.

The Company (known in the agreement as the Introducing Firm) entered into a fully disclosed correspondent clearing agreement on October 3, 2002 with an affiliate of a New York Stock Exchange member firm (the Clearing Firm) by which the Clearing Firm will provide securities clearing and related services to customers of the Introducing Firm. The agreement is for an initial two year term and the agreement is deemed to be extended for an additional year unless notice of termination is given by either party in accordance with the agreements terms. In 2004, the agreement was extended for an additional year. The Company pays for customer account services and maintenance in accordance with a schedule of fees which may be changed by mutual agreement from time to time.

Revenue Recognition

The Company reports commissions from customer transactions on a trade date basis, with related commission expenses and associated costs reported on a trade date basis. Fees earned from providing agent and advisory services are recorded as the services are provided.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Clearance Account

The clearance account consists of cash deposited with the Company's Clearing Firm in accordance with the fully disclosed correspondent clearing agreement discussed above. Funds in this account are interest-bearing, but are not considered highly liquid because of contract restrictions on access to the funds.

Accrued Commissions Receivable

Accrued commissions receivable consist of amounts earned on the sale of commissioned products by the Company's registered representatives and unpaid by the financial product vendor at the date of the balance sheet, less an allowance for bad debts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of any past due accounts and an assessment of the customer's ability to pay.

The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable and accounts and commissions payable approximate the respective fair values due to the short maturities of those instruments.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Office equipment	5
Furniture and fixtures	7–10
Computers & related equipment	5

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system (MACRS). Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, which is owned by the African American Church Growth Foundation, a not-for-profit organization which qualifies for its tax-exempt status under Internal Revenue Code Section 501(c)(3), files as a taxable affiliate organization on Form 990-T. Since the Company has not yet been profitable, no provision for income taxes is included in the accompanying Statement of Operations. Income taxes will be provided, when appropriate, in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

Advertising

Costs associated with advertising are charged to operations as incurred. Advertising expenses totaled $ 8,713 for the year 2004 and $11,911 from inception through 2003, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain report classifications used in prior year financial statements have been reclassified to conform to current year presentation.

NOTE 2 – REVENUES

Revenues, in accordance with reporting categories of Form X-17 A-5, FOCUS Reports:

For the year ended December 31, 2004:

Line 1 a	Commissions on transactions in exchange listed equity securities	$ 223,848
Line 5	Revenue from sale of investment company shares	842,051
Line 7	Fees for account supervision, investment advisory & admin services	782,215
Line 8	Other revenue	469,536

	Total Revenues	$2,317,650

For the period from inception through December 31, 2003:

Line 1 a	Commissions on transactions in exchange listed equity securities	$ 61,849
Line 5	Revenue from sale of investment company shares	894,571
Line 7	Fees for account supervision, investment advisory & admin services	357,273
Line 8	Other revenue	706,253

	Total Revenues	$2,019,946

Revenues reported in these financial statements do not differ from those reported in the Company's 2004 FOCUS reports.

NOTE 3 – ACCRUED COMMISSIONS RECEIVABLE

As of December 31, the Company accrued commissions due for the sale of financial products totaling $ 35,254 for 2004 and $40,067 for 2003. The allowance for doubtful accounts at December 31, 2004 and 2003 was $-0- and $-0-.

NOTE 4 – OFFICE FURNISHINGS & EQUIPMENT

Office furnishings and equipment is summarized as follows:	2004	2003
Office Furnishings	$ 13,338	$ 13,338
Office Equipment	2,015	2,015
Computers and related	8,282	3,755
Less accumulated depreciation and amortization	(4,148)	(1,808)
	$ 19,487	$ 17,300

Depreciation expense amounted to $2,340 and $1,808 in 2004 and 2003, respectively.

NOTE 5 – INCOME TAXES

The accompanying Statement of Operations does not include any provision for income taxes or benefit. The Company has accumulated operating losses since inception and there is no assurance that the Company will generate sufficient taxable income in the future to utilize the accumulated tax losses. The estimated net unused tax loss as of December 31, 2004 totals $132,541 and may be carried forward up to 19 years to offset future taxable income.

For income tax purposes the Company uses accelerated depreciation methods which differ from the methods used for reporting in accordance with generally accepted accounting principles. Cumulatively, these items have increased the accumulated losses by $8,421 for income tax purposes.

NOTE 6 – CONCENTRATIONS OF RISK & ECONOMIC DEPENDENCE

Cornerstone Ministries Investments, Inc. (CMI) provides two sources of revenue: The Company has an agreement dated December 1, 2002 with CMI to manage the distribution and sales of CMI's Certificates of Indebtedness and its Common Stock. The Company earns a 1% fee, in addition to its sales commission for such management and distribution services.
Revenues earned from CMI are:

	2004	Inception through 2003
Management Agreement Revenues	$ 348,651	$ 346,073
Commissions	619,933	492,360
Total Revenue from CMI	$ 968,584	$ 838,433
Percentage of Total Revenues	41.8%	41.5%

The Company competes locally, regionally and nationally with other broker/dealers who may wish to distribute securities for CMI. As the Company does not have a contract covering future services for CMI, the Company's cannot be assured that revenues for management and distribution services on behalf of CMI will continue.

During 2004 and during the period from inception (November, 2002) through December 31, 2003, the Company earned $517,130 and $543,584, respectively from other sources each source representing more than 10% of Total Revenues.

The Company generates substantially all of its commission revenue through independent, non-exclusive registered representatives under contract. The Company competes with other broker/dealers and other businesses for registered representatives to sell commissioned products. Among other things, the Company is obligated to pay up to 100% of dealer re-allowance on CMI's certificates and up to 90% of dealer re-allowance on all other business. These agreements can be terminated upon 30 days written notice by either party and there are no assurances that the Company can replace any lost business due to a termination. Commissions earned by individual registered representatives in excess of 10% of total commissions:

	2004	Inception through 2003
Amount of Commissions Earned	$225,951	$758,102
Number of Registered Representatives	1	2
Percentage of Total Commissions Expense	13.0%	50.5%

The Company is engaged in various brokerage activities in which counterparties primarily include other broker-dealers, insurance companies and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends principally on the creditworthiness of the counterparty or the issuer of the financial instrument.

NOTE 7 – COMMITMENTS & CONTINGENCIES

A cash concentration risk arises when the Company has more cash in a financial institution than is covered by federal deposit insurance. The Company routinely has cash balances in excess of insured limits in a single financial institution.

The Company has the following lease obligations, all classified as operating leases-

Office space located in Cumming, Georgia, leased on a month-to-month basis after the initial one year term expired July 31, 2003. The lease provides for payment of a monthly lease payment of $2,200 plus utilities and interior maintenance. Included in Occupancy Expense in the accompanying Statement of Operations is $32,550 and $35,259 of expense related to this Lease for the year 2004 and from inception through 2003, respectively.

Back-office process software under a lease dated March 31, 2003 for a minimum term of twenty-four months at $550 per month. After the minimum term expires, the Company may continue to utilize the software by continuing to pay the monthly usage fees. The Company may also purchase additional programming and support services as it may need from time to time at prescribed hourly rates. Included in Other Operating Expenses in the accompanying Statement of Operations is $9,702 and $7,950 of expense related to this Lease for the year 2004 and from inception through 2003, respectively. Remaining minimum rentals at December 31, 2004 total $1,650.

Office equipment under a lease dated February 14, 2003 requiring a deposit and thirty-six monthly payments of $157.01 plus additional charges for maintenance and supplies as needed. The Company has the right to purchase the equipment at the end of the lease at its fair market value. Included in Other Operating Expenses in the accompanying Statement of Operations is $2,097 and $2,446 of expense related to this Lease for the year 2004 and from inception through 2003, respectively. Remaining minimum rentals at December 31, 2004 total $2,143.

NOTE 8 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio, as defined, at December 31, 2004 was .193 to 1.

NOTE 9 – RELATED PARTY TRANSACTIONS
The Company's transactions with its parent, the African American Church Growth Foundation, are summarized below-

<u>2004</u>
No transactions

<u>2003</u>

Expenses paid by the parent, recorded as contribution to Sole Member's Equity	$ 10,548
Additional sole member's equity capital contributed by the parent	253,463
Total transactions	$264,011

Wellstone Securities, LLC **Schedule I**

Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1

As Of December 31, 2004

Net Capital	
Total sole member's equity	$141,720
Deduct member's equity not allowable for net capital	0
Net Capital	141,720
Add:	
Nonallowable assets:	
Receivables from non-customers	(20,873)
Office furnishings & equipment, net	(19,487)
Prepaid expenses	(3,580)
Net capital before haircut on securities position	97,780
Haircut on securities position	(300)
Net Capital	$97,480
Aggregate indebtedness	
Liabilities from Statement of Financial Condition	$39,021
Percentage of aggegate indebtedness to net capital	40.0%
Computation of basic net capital requirement	
Minimum net capital required	$2,601
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net Capital Requirement	$5,000
Excess Net Capital	$92,480
Excess Net Capital at 1000%	$87,732
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2003:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$114,171
Audit adjustments, net	(16,691)
Net capital, per above	$97,480

The Company is exempt from Rule 15c3-3 disclosures because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. (Sterne Agee Capital Markets, Inc.).